                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              EOG RESOURCES, INC.
                              -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  293562 10 4
                                 --------------
                                 (CUSIP Number)

                                 Rex R. Rogers
                  Vice President and Associate General Counsel
                                  Enron Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-3069
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 21, 2000
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Asset Holdings, LLC
      I.R.S. NO.  76-0661426
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) /__/
                                                                    (B) / X /
                                                                         ---

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /_/

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF                7       SOLE VOTING POWER

       SHARES                         0
                             --------------------------------------------------
    BENEFICIALLY              8       SHARED VOTING POWER

       OWNED BY                       11,500,000 **
                             --------------------------------------------------
        EACH                  9       SOLE DISPOSITIVE POWER

      REPORTING                       0

       PERSON                10      SHARED DISPOSITIVE POWER

        WITH                          11,500,000 **
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,500,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       N/A
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       LLC
-------------------------------------------------------------------------------

           **   Subject to contractual restrictions on the right to vote or dispose of shares reported, which restrictions are described in this Schedule 13D/A and in Amendment No. 4 to EOG Resources, Inc.'s
          Schedule 13D.

                                SCHEDULE
                                  13D

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ENRON CORP.
      I.R.S. NO. 47-0255140
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) /__/
                                                                    (B) /__/
      N/A
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      BK, WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E) /_/


-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      OREGON
-------------------------------------------------------------------------------
        NUMBER OF             7       SOLE VOTING POWER

          SHARES                      0
                             --------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER

         OWNED BY                     11,500,000 ***
                             --------------------------------------------------
           EACH               9       SOLE DISPOSITIVE POWER

        REPORTING                     0
                             --------------------------------------------------
         PERSON              10      SHARED DISPOSITIVE POWER

          WITH                       11,500,000 ***
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,500,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       N/A
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------
    *** Subject to contractual restrictions on Enron's right to vote or dispose of shares reported, which restrictions are described in Amendment No. 4 to EOG Resources, Inc.'s Schedule 13D.

         Items 2, 4, 5 and 7 of the Schedule 13D of Enron Corp., an Oregon corporation ("Enron"), dated October 10, 1997 as most recently amended by
Schedule 13D/A dated August 16, 1999 are amended by the addition of the following (terms capitalized but not defined herein are used as defined in such Schedule 13D/A):

ITEM 2. IDENTITY AND BACKGROUND, ITEM 4. PURPOSE OF TRANSACTION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


         Effective as of November 21, 2000, Enron contributed the shares of the Issuer's Common Stock held by Enron to Enron Finance Partners, LLC ("EFP"), a Delaware limited liability company, as a capital contribution. Immediately thereafter and effective as of November 21, 2000, (a) EFP contributed the Common Stock to Enron Intermediate Holdings, LLC ("EIH"), a Delaware limited liability company, as a capital contribution, and (b) EIH further contributed the Common Stock to Enron Asset Holdings, LLC ("EAH"), a Delaware limited liability company, as a capital contribution. EAH is holding the Common Stock in Aeneas L.L.C. ("Aeneas"), a Delaware limited liability company and an affiliate of EAH. The foregoing contributions were made as part of an internal reorganization of certain assets of Enron.

         EAH is the Class A Member and managing member of Aeneas. Enron Finance Management, LLC ("EFM"), a Delaware limited liability company, is the Class A Member and managing member of EAH, and EIH is the Class B Member of EAH. EFP is the sole member of EIH. EFM is the Class A Member (and managing member) and Enron and other wholly-owned subsidiaries of Enron are the Class B Members of EFP. EFM, as both the Class A Member of EFP and the Class A Member of EAH, may be deemed to be controlling persons of EAH and Aeneas.

         This Schedule 13D/A amendment is being filed by (i) EAH (as its initial filing of Schedule 13D), whose principal business is the ownership and management of a diversified portfolio of energy related investments and (ii) Enron. EAH and Enron are referred to herein as the "Reporting Entities."

         The address of the principal business offices of Enron, EFM, EFP, EIH, EAH and Aeneas are 1400 Smith Street, Houston, Texas 77002. EFM, EFP, EIH, EAH and Aeneas are member managed limited liability companies and have no officers or directors.

         Schedule I attached hereto sets forth current information with respect to each director and each executive officer of Enron. To Enron's knowledge, except as set forth on Schedule II hereto, each of the officers and directors set forth on Schedule II has sole voting and dispositive power with respect to the shares of Common Stock set forth next to such individual's name on Schedule II. The filing of this statement on Schedule 13D/A shall not be construed as an admission that EFM, EAH or any person listed on Schedules I or II hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge, EFM, EFP, EIH, Aeneas or any person listed on Schedules I or II hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

         The Common Stock was acquired by EAH as a contribution to its capital. The Common Stock is being held by EAH's affiliate, Aeneas, for investment purposes. EAH intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to EAH, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer, subject to the terms of the Share Exchange Agreement, dated as of July 19, 1999, by and between Enron and the Issuer (the "Exchange Agreement").

         Enron is no longer the record holder of any shares of Common Stock. However, EAH holds of record 11,500,000 shares of Common Stock previously held in the name of Enron. Such shares of Common Stock represent approximately 9.9% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of October 24, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000). Enron may also be deemed to beneficially own the shares of Common Stock held of record by EAH and thus may be deemed to continue to share beneficial ownership of 11,500,000 shares of Common Stock or approximately 9.9% of the outstanding shares of Common Stock (based on the number of shares outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2000).

         EFM and Enron may be deemed to share voting and dispositive power over the Common Stock held by EAH or Aeneas.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, EFM, EFP, EIH, or Aeneas or any of the persons named in Schedules I or II hereto, has effected any transactions in the Common Stock during the preceding sixty days.

         Pursuant to Section 6.2(c) of the Exchange Agreement, each of EFP, EIH, EAH and Aeneas have executed instruments confirming that the shares of Common Stock acquired by such party are bound by and subject to the terms of the Exchange Agreement, with the same force and effect as if each such party were originally a party thereto. In addition, Enron, EFP, EIH, EAH, Aeneas and the Issuer agreed to extend the time under the Exchange Agreement during which Enron has agreed to vote any Common Stock retained by it in a manner, if any, recommended by the board of directors of the Issuer until July 31, 2002.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 6         Joint Filing Agreement.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Date:  December 1, 2000            ENRON CORP.


                                        By: /s/ REX R. ROGERS
                                           ----------------------------------
                                        Name:  Rex R. Rogers
                                        Title: Vice President and Associate
                                               General Counsel


                                        ENRON ASSET HOLDINGS, LLC


                                        By:    Enron Finance Management, LLC,
                                               its Class A Managing Member

                                               By:   Enron Corp.,
                                                     its Sole Member

                                                    By: /s/ REX R. ROGERS
                                                       -----------------------
                                                    Name:  Rex R. Rogers
                                                    Title: Vice President and
                                                           Associate General
                                                           Counsel

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

Name and Business Address                   Citizenship     Position
-------------------------                   -----------     --------
Robert A. Belfer                                U.S.A.      Director of Enron Corp.
Belco Oil & Gas Corp.                                       Chairman and Chief Executive
767 Fifth Avenue, 46th Fl.                                  Officer of
New York, NY  10153                                         Belco Oil & Gas Corp.

Norman P. Blake, Jr.                            U.S.A.      Director of Enron Corp.
USF&G Corporation                                           Chief Executive Officer and
6225 Smith Ave. LA0300                                      Secretary General of the United
Baltimore, MD  21209                                        States Olympic Committee

Ronnie C. Chan                                  U.S.A.      Director of Enron Corp.
Hang Lung Development Limited                               Chairman of Hang Lung Development
291F, Standard Chartered Bk Bldg.                           Limited
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                  U.S.A.      Director of Enron Corp.
5851 San Felipe, Suite 850                                  Investments
Houston, TX  77057

Paulo V. Ferraz Pereira                        Brazilian    Director of Enron Corp.
Cia. Bozano, Simonsen                                       President and Chief Operating
Av. Rio Blanco, 138 - 4(degree)andar                        Officer of Meridional Financial
20057-900                                                   Group and Managing Director of
Rio de Janeiro, RJ  Brazil                                  Group Bozano

Wendy L. Gramm                                  U.S.A.      Director of Enron Corp.
P. O. Box 39134                                             Economist and Director of the
Washington, DC  20016                                       Regulatory Studies Program of the
                                                            Mercatus Center at George Mason
                                                            University

Ken L. Harrison                                 U.S.A.      Director of Enron Corp.
Portland General Electric
121 S.W. Salmon Street
Portland, Oregon  97204

                                   SCHEDULE I
                                  (CONTINUED)

Name and Business Address                   Citizenship     Position
-------------------------                   -----------     --------
Robert K. Jaedicke                             U.S.A.       Director of Enron Corp.
Graduate School of Business                                 Professor (Emeritus) of
Stanford University                                         Accounting at the Stanford
Stanford, CA  94305                                         University Graduate School of
                                                            Business in Stanford, California

Kenneth L. Lay                                 U.S.A.       Director of Enron Corp.
1400 Smith Street                                           Chairman of the Board and Chief
Houston, TX  77002                                          Executive Officer of Enron Corp.

Charles A. LeMaistre                           U.S.A.       Director of Enron Corp.
13104 Travis View Loop                                      President of the University of
Austin, TX  78732                                           Texas M.D. Anderson Cancer Center
                                                            in Houston, Texas

Jerome J. Meyer                                U.S.A.       Director of Enron Corp.
26600 S. W. Parkway, Bldg 63                                Chairman and Chief Executive
P. O. Box 1000                                              Officer of Tektronix, Inc.
Wilsonville,  OR  97070-1000

Jeffrey K. Skilling                            U.S.A.       Director of Enron Corp.
1400 Smith Street                                           President and Chief
Houston, TX  77002                                          Operating Officer of Enron Corp.

John A. Urquhart                               U.S.A.       Director of Enron Corp.
John A. Urquhart Assoc.                                     Senior Advisor to the Chairman of
111 Beach Road                                              Enron Corp.
Fairfield,  CT  06430

John Wakeham                                    U.K.        Director of Enron Corp.
Pingleson House
Old Alresford
Hampshire S024 9TB
United Kingdom

                                   SCHEDULE I
                                  (CONTINUED)

Name and Business Address                   Citizenship     Position
-------------------------                   -----------     --------
Herbert S. Winokur, Jr.                         U.S.A.      Director of Enron Corp.
Winokur Holdings, Inc.                                      Chairman and Chief Executive
30 East Elm Ct.                                             Officer of Capricorn Holdings,
Greenwich, CT  06830                                        Inc.


John Mendelsohn, M.D.                           U.S.A.      Director of Enron Corp.
UT M.D. Anderson Cancer Center                              President of the University of
Office of the President                                     Texas M.D. Anderson Cancer Center
1515 Holcombe                                               in Houston, Texas
Houston, TX  77030

Frank Savage                                    U.S.A.      Director of Enron Corp.
Alliance Capital Management                                 Chairman of Alliance Capital
International                                               Management International
1345 Ave. of the Americas 39th Flr
New York, NY  10105

J. Clifford Baxter                              U.S.A.      Vice Chairman of Enron Corp.
1400 Smith Street
Houston, TX  77002

Richard B. Buy                                  U.S.A.      Insider-Executive Vice President
1400 Smith Street                                           and Chief Risk Officer of Enron
Houston, TX  77002                                          Corp.

Richard A. Causey                               U.S.A.      Executive Vice President and
1400 Smith Street                                           Chief Accounting Officer of Enron
Houston, TX  77002                                          Corp.

James V. Derrick, Jr.                           U.S.A.      Executive Vice President and
1400 Smith Street                                           General Counsel of Enron Corp.
Houston, TX  77002

Andrew S. Fastow                                U.S.A.      Executive Vice President and
1400 Smith Street                                           Chief Financial Officer of Enron
Houston, TX  77002                                          Corp.

Mark A. Frevert                                 U.S.A.      Insider-President and Chief
1400 Smith Street                                           Executive Officer of Enron
Houston, TX  77002                                          Europe, Ltd.

                                   SCHEDULE I
                                  (CONTINUED)

Name and Business Address                   Citizenship     Position
-------------------------                   -----------     --------
Stanley C. Horton                               U.S.A.      Insider-Chairman and Chief
1400 Smith Street                                           Executive Officer of Enron Gas
Houston, TX  77002                                          Pipeline Group

Steven J. Kean                                  U.S.A.      Insider-Executive Vice President
1400 Smith Street                                           and Chief of Staff of Enron Corp.
Houston, TX  77002
Mark E. Koenig                                  U.S.A.      Insider-Executive Vice President,
1400 Smith Street                                           Investor Relations of Enron Corp.
Houston, TX  77002
J. Mark Metts                                   U.S.A.      Insider-Executive Vice President,
1400 Smith Street                                           Corporate Development of Enron
Houston, TX  77002                                          Corp.

Cindy K. Olson                                  U.S.A.      Insider-Executive Vice President,
1400 Smith Street                                           Human Resources and Community
Houston, TX  77002                                          Relations of Enron Corp.

Lou L. Pai                                      U.S.A.      Insider-Chairman, President and
1400 Smith Street                                           Chief Executive Officer of Enron
Houston, TX  77002                                          Energy Services, Inc.

Kenneth D. Rice                                 U.S.A.      Insider-Co-Chief Executive
1400 Smith Street                                           Officer of Enron Communications,
Houston, TX  77002                                          Inc.

                                       4

                                  SCHEDULE II

                         BENEFICIAL OWNERSHIP OF SHARES
                  BY DIRECTORS AND EXECUTIVE OFFICERS OF ENRON


                                               Number of Shares of Common Stock
                                                             Beneficially Owned

                                =================== ================================

    NAME OF DIRECTOR OR           Sole Voting and     Shared Voting and Dispositive
    EXECUTIVE OFFICER            Dispositive Power                Power
                                =================== ================================
Andrew S. Fastow                       7,899

-------------------------------
Mark A. Frevert                        6,015

-------------------------------
Stanley C. Horton                      1,777

-------------------------------
Kenneth L. Lay                        20,000

-------------------------------
Kenneth D. Rice                        2,258

-------------------------------

                                       5

                                 EXHIBIT INDEX


                       Exhibit 6 Joint Filing Agreement